DRINKER BIDDLE & REATH LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

Diana E. McCarthy

Partner

215-988-1146 Direct

215-988-2757 Fax

diana.mccarthy@dbr.com

August 23, 2012

VIA EDGAR

Mr. Jeff Long

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       The Commerce Funds (the “Registrant”)

          File Nos. 33-80966 and 811-8598

Dear Mr. Long:

The following responds to the comments we received from you on August 2, 2012 in connection with the Securities and Exchange Commission’s Sarbanes-Oxley Act review of certain of the Registrant’s financial statements:

1. Comment: The Accountant’s Report on Internal Controls (“Accountant’s Report”) to the Registrant’s 2011 Annual N-SAR did not include a conformed signature and city and date. Please file an amended N-SAR that includes this information.

Response: Registrant filed an amended 2011 Annual N-SAR on August 17, 2012 that included a corrected Accountant’s Report (Exhibit 77B) with the conformed auditor’s signature, city and date.

2. Comment: The Accountant’s Report to the Registrant’s 2010 Annual N-SAR did not include a conformed auditor’s signature. Consider filing an amended N-SAR that includes this change.

Mr. Jeff Long

August 23, 2012

Response: Registrant filed an amended 2010 Annual N-SAR on August 17, 2012 that included a corrected Accountant’s Report (Exhibit 77B) with the conformed auditor’s signature.

In connection with responding to the above comments the Registrant acknowledges that: (1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings related to the matters addressed in this letter; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to such filings; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Diana E. McCarthy

Diana E. McCarthy